

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 30, 2014

<u>Via E-mail</u>
Robin Kindle
Chief Financial Officer
Next Fuel, Inc.
122 North Main Street
Sheridan, Wyoming 82801

      Re: **Next Fuel, Inc.**
              Form 10-K for Fiscal Year Ended September 30, 2013
              Filed December 23, 2013
              File No. 333-148493

Dear Mr. Kindle:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                                   Sincerely,

                                   /s/H. Roger Schwall

                                   H. Roger Schwall
                                   Assistant Director